As filed with the Securities and Exchange Commission on July 14, 2005
Registration No. 333-124898

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PETROHAWK ENERGY CORPORATION
(Name of Registrant as specified in its charter)

Delaware	86-0876964
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1100 Louisiana, Suite 4400
Houston, Texas 77002
(832) 204-2700
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Floyd C. Wilson
President and Chief Executive Officer
1100 Louisiana, Suite 4400
Houston, Texas 77002
(832) 204-2700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Dallas Parker William T. Heller IV Thompson & Knight LLP 333 Clay Street, Suite 3300 Houston, Texas 77002 (713) 654-8111 (713) 654-1871 (Fax)	David S. Elkouri Connie D. Tatum Hinkle Elkouri Law Firm LLC 301 N. Main, Suite 2000 Wichita, Kansas 67202 (316) 267-2000 (316) 264-1518 (Fax)
     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class	Amount to	Offering Price	Aggregate	Amount of
Securities to Be Registered	Be Registered	per Share(1)	Offering Price(1)	Registration Fee(2)

Common Stock, $0.001	1,830,000	$8.77	$16,049,100	$1,889

(1)	Estimated solely for purposes of calculating the registration fee, based on the average of the high and low prices for our common stock as quoted on the Nasdaq National Market on May 10, 2005, in accordance with Rule 457(c) under the Securities Act of 1933.

(2)	Previously paid.
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 14, 2005
PROSPECTUS
1,830,000 Shares
Common Stock

        This prospectus relates to the offer and sale from time to time of up to an aggregate of 1,830,000 shares of our common stock for the account of the stockholders named in this prospectus. The selling stockholders may sell none, some or all of the shares offered by this prospectus. We cannot predict when or in what amounts a selling stockholder may sell any of the shares offered by this prospectus. We will not receive any proceeds from sales by the selling stockholders.
      Our common stock is quoted on the Nasdaq National Market under the symbol “HAWK.” On July      , 2005 the last reported sales price for our common stock was $           per share.

      Investing in our common stock involves risks. Please read carefully the information under the headings “Risk Factors” beginning on page 3 and “Forward-Looking Statements” on page 18 of this prospectus before you invest in our common stock.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
July      , 2005

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

Page

About This Prospectus	i
The Company	1
Risk Factors	3
Use of Proceeds	10
Description of Petrohawk Capital Stock	10
Selling Stockholders	14
Plan of Distribution	15
Legal Matters	16
Experts	16
Where You Can Find More Information	17
Forward-Looking Statements	18
Registration Rights Agreement dated April 1, 2005
Registration Rights Agreement dated April 4, 2005
Consent of Deloitte & Touche LLP
Consent of Ernst & Young, LLP
Consent of Hein & Associates LLP
Consent of KPMG LLP
Consent of KPMG LLP
Consent of Netherland, Sewell & Associates, Inc.
ABOUT THIS PROSPECTUS
      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process or continuous offering process. Under this shelf registration process, the selling stockholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities which may be offered by the selling stockholders. Each time a selling stockholder sells securities, the selling stockholder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about the selling stockholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under “Where You Can Find More Information.”

i

THE COMPANY
      We are an independent energy company engaged in the acquisition, development, production and exploration of natural gas and oil properties located in North America. Our properties are concentrated in the South Texas, Anadarko, Permian Basin, East Texas, Arkoma, and Gulf Coast regions. At December 31, 2004, we had estimated total net proved reserves of approximately 219 Bcfe, consisting of 9.7 million barrels of oil and 160.9 Bcf of natural gas. Proved reserves are approximately 73% were natural gas on an equivalent basis and approximately 78% were classified as proved developed. Year-end prices used to determine proved reserves were $40.25 per barrel of oil and $6.18 per Mmbtu of gas.
      We have increased our proved reserves and production principally through acquisitions. We focus on properties within our core operating areas that have a significant proved reserve component and which management believes have additional development and exploration opportunities.
      Petrohawk is a Delaware corporation originally organized in Nevada in June 1997 as “Beta Oil & Gas, Inc.” Our principal offices are located at 1100 Louisiana Street, Suite 4400, Houston, Texas 77002, telephone number (832) 204-2700, fax number (832) 204-2800, and our website can be found at www.petrohawk.com. Unless specifically incorporated by reference in this prospectus, information that you may find on our website is not part of this prospectus.
Recent Developments
      We have recently engaged in several transactions:

Conversion of Note by PHAWK, LLC
      On June 30, 2005, we entered into an agreement to amend that certain $35,000,000, 8% convertible promissory note dated as of May 25, 2004, due May 25, 2009, that we entered into in favor of PHAWK, LLC, as payee and which is an affiliate of ours. The promissory note contained a provision providing for conversion into 8,750,000 shares of our common stock at any time after May 25, 2006. The agreement that we entered into to amend the note provided that the promissory note would convert on June 30, 2005 upon us making a premium payment in the amount of $2,410,621.73 to PHAWK, LLC, which amount represented the interest that would have been payable under the note had it been held until May 25, 2006, less a 10% discount. Pursuant to terms of the agreement to amend the note, PHAWK, LLC exercised its right to convert the note into 8,750,000 shares of Petrohawk common stock on June 30, 2005.

Pending Merger with Mission Resources Corporation
      On April 4, 2005, we announced the execution of an Agreement and Plan of Merger, dated as of April 3, 2005, as amended (the “Merger Agreement”), pursuant to which the we have agreed to purchase all of the issued and outstanding shares of common stock of Mission Resources Corporation, a Delaware corporation.
      Mission is an independent oil and gas exploration and production company headquartered in Houston, Texas. Mission drills for, acquires, develops and produces natural gas and crude oil primarily, in the Permian Basin (in West Texas and Southeast New Mexico), along the Texas and Louisiana Gulf Coast and in both the state and federal waters of the Gulf of Mexico. At December 31, 2004, Mission’s estimated net proved reserves, using constant prices that were in effect at such date, were 93 Bcf of natural gas, 43 Bcfe of natural gas liquids, and 15 MMBbl of oil, for total reserves of approximately 226 Bcfe. Approximately 60% of Mission’s estimated net proved reserves were natural gas or natural gas liquids, and approximately 78% were classified as proved developed at December 31, 2004.
      Total consideration for the shares of Mission common stock will be comprised of approximately 60% of Petrohawk common stock and 40% cash, and is fixed at approximately $135 million in cash and approximately 19.2 million shares of our common stock, not including outstanding options to purchase Mission common stock. Outstanding options to purchase Mission common stock will be converted into options to purchase our common stock pursuant to the terms of the Merger Agreement. Mission stockholders will have the right to elect cash, shares of our common stock, or a combination of cash and our common stock, subject to a proration if either the cash or common stock portion is oversubscribed. While the per share consideration is initially fixed in the Merger Agreement at $8.15 in cash or 0.7718 shares of our common stock, the per share consideration is subject to adjustment upwards or downwards so that each share of Mission common stock receives consideration representing equal value. This adjustment will reflect 46.3% of the difference between $10.56 and the price of our common stock during a specified period prior to closing. Based on the closing price of $11.53 per share of our common stock on April 1, 2005, the adjusted per share consideration would be valued at $8.60 or 0.7458 shares of our common stock. In addition, we will assume approximately $170 million of Mission’s long-term debt.
      Consummation of the transactions contemplated by the Merger Agreement is conditioned upon, among other things, (1) approval by the stockholders of Mission and Petrohawk, (2) the receipt of all required regulatory approvals, (3) absence of any order or injunction prohibiting the consummation of the merger, (4) subject to certain exceptions, the accuracy of representations and warranties with respect to Mission’s or Petrohawk’s business, as applicable, (5) receipt of customary tax opinions, and (6) the effectiveness of a registration statement relating to the shares of our common stock to be issued in the merger. The Merger Agreement contains certain termination rights and provides that, upon the termination of the Merger Agreement under specified circumstances, Mission will be required to pay us a termination fee of $12.5 million.

Proton Oil & Gas Corporation Acquisition
      On February 25, 2005, Petrohawk completed the purchase of Proton Oil & Gas Corporation for approximately $53 million. This transaction included estimated proved reserves of approximately 28 Bcfe, approximately 46% of which are natural gas, and 47% of which are classified as proved developed. Current estimated production from these properties is approximately 5.0 Mmcfe per day. Proton’s properties are located in South Louisiana and South Texas.

Sale of Royalty Interest Properties
      On February 25, 2005, Petrohawk completed the disposition of certain royalty interest properties previously acquired from Wynn-Crosby Energy, Inc. (described below) for approximately $80 million in cash. Petrohawk sold estimated proved reserves of approximately 26 Bcfe with current estimated production of approximately 5.0 Mmcfe per day.

Wynn-Crosby Acquisition
      On November 23, 2004, we acquired Wynn-Crosby Energy, Inc. and eight of the limited partnerships it managed for a purchase price of approximately $425 million. Estimated proved reserves at July 1, 2004, the effective date of the transaction, were approximately 200 Bcfe with estimated production of approximately 46 Mmcfe per day. At December 31, 2004, estimated proved reserves were approximately 190 Bcfe, 74% of which were natural gas and approximately 76% were classified as proved developed. The acquired properties are primarily located in the South Texas, East Texas, Anadarko, Arkoma, and Permian Basin regions and include approximately 75,000 net undeveloped acres in the Arkoma Basin region, as well as significant exploration opportunities in South Louisiana, South Texas, and the Anadarko Basin.

PHAWK, LLC Transaction
      On August 11, 2004, we acquired from PHAWK certain oil and gas properties in the Breton Sound area, Plaquemines Parish, Louisiana, and in the West Broussard field in Lafayette Parish, Louisiana having approximately 2.9 Bcfe of estimated proved reserves for $8.5 million.

Recapitalization by PHAWK, LLC
      On May 25, 2004, PHAWK, LLC (formerly known as Petrohawk Energy, LLC), which is owned by affiliates of EnCap Investments, L.P., Liberty Energy Holdings LLC, Floyd C. Wilson and other members of our management, recapitalized us with $60 million in cash. The $60 million investment was structured as the purchase by PHAWK of 7.576 million shares of our common stock for $25 million, a $35 million five year 8% subordinated note, which PHAWK, LLC converted into 8.75 million shares of our common stock on June 30, 2005, as discussed above, and warrants to purchase 5 million shares of our common stock at a price of $3.30 per share.

RISK FACTORS
      In addition to the other information set forth elsewhere or incorporated by reference in this prospectus, the following factors relating to our company and our common stock should be considered carefully before making an investment decision.
Risk Factors Relating to Our Business

Oil and natural gas prices are volatile, and low prices could have a material adverse impact on our business.
      Our revenues, profitability and future growth and the carrying value of our properties depend substantially on prevailing oil and natural gas prices. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital. The amount we will be able to borrow under our revolving credit facility will be subject to periodic redetermination based in part on changing expectations of future prices. Lower prices may also reduce the amount of oil and natural gas that we can economically produce and have an adverse effect on the value of our properties.
      Prices for oil and natural gas have increased significantly over the past twelve months. Historically, the markets for oil and natural gas have been volatile, and they are likely to continue to be volatile in the future. Among the factors that can cause volatility are:

•	the domestic and foreign supply of oil and natural gas;

•	the ability of members of the Organization of Petroleum Exporting Countries and other producing countries to agree upon and maintain oil prices and production levels;

•	political instability, armed conflict or terrorist attacks, whether or not in oil or natural gas producing regions;

•	the level of consumer product demand;

•	the growth of consumer product demand in emerging markets, such as China;

•	labor unrest in oil and natural gas producing regions;

•	weather conditions;

•	the price and availability of alternative fuels;

•	the price of foreign imports;

•	worldwide economic conditions; and

•	the availability of liquid natural gas imports.
      These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of oil and natural gas.

We may not be able to replace production with new reserves through our drilling or acquisition activities.
      In general, the volume of production from oil and natural gas properties declines as reserves are depleted. Our reserves will decline as they are produced unless we acquire properties with proved reserves or conduct successful development and exploration activities. Our future oil and natural gas production is highly dependent upon our level of success in finding or acquiring additional reserves. However, we cannot assure you that our future acquisition, development and exploration activities will result in any specific amount of additional proved reserves or that we will be able to drill productive wells at acceptable costs.
      The successful acquisition of producing properties requires an assessment of a number of factors. These factors include recoverable reserves, future oil and natural gas prices, operating costs and potential environmental and other liabilities, title issues and other factors. Such assessments are inexact and their accuracy is inherently uncertain. In connection with such assessments, we perform a review of the subject properties that we believe is thorough. However, there is no assurance that such a review will reveal all existing or potential problems or allow us to fully assess the deficiencies and capabilities of such properties. We cannot assure you that we will be able to acquire properties at acceptable prices because the competition for producing oil and natural gas properties is particularly intense at this time and many of our competitors have financial and other resources which are substantially greater than those available to us.

Our bank lenders can limit our borrowing capabilities, which may materially impact our operations.
      As of March 31, 2005, our bank debt was $213 million and we had approximately $72 million of cash and additional available borrowing capacity under our bank revolving credit facility. The borrowing base limitation under our revolving credit facility is semi-annually redetermined. Redeterminations are based upon a number of factors, including commodity prices and reserve levels. On April 1, 2005, the borrowing base under the facility was changed to $185 million with a threshold amount of $175 million. The next redetermination date is expected to occur during the fourth quarter 2005. Upon a redetermination, we could be required to repay a portion of our bank debt. We may not have sufficient funds to make such repayments, which could result in a default under the terms of the loan agreement and an acceleration of the loan. We intend to finance our development, acquisition and exploration activities with cash flow from operations, bank borrowings and other financing activities. In addition, we may significantly alter our capitalization in order to make future acquisitions or develop our properties. These changes in capitalization may significantly increase our level of debt. If we incur additional debt for these or other purposes, the related risks that we now face could intensify. A higher level of debt also increases the risk that we may default on our debt obligations. Our ability to meet our debt obligations and to reduce our level of debt depends on our future performance which is affected by general economic conditions and financial, business and other factors. Many of these factors are beyond our control. Our level of debt affects our operations in several important ways, including the following:

•	a portion of our cash flow from operations is used to pay interest on borrowings;

•	the covenants contained in the agreements governing our debt limit our ability to borrow additional funds, pay dividends, dispose of assets or issue shares of preferred stock and otherwise may affect our flexibility in planning for, and reacting to, changes in business conditions;

•	a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes;

•	a leveraged financial position would make us more vulnerable to economic downturns and could limit our ability to withstand competitive pressures; and

•	any debt that we incur under our revolving credit facility will be at variable rates which makes us vulnerable to increases in interest rates.

Our ability to finance our business activities will require us to generate substantial cash flow.
      Our business activities require substantial capital. We have budgeted total capital expenditures for 2005 of approximately $70 million. We intend to finance our capital expenditures in the future through cash flow from operations, the incurrence of additional indebtedness and/or the issuance of additional equity securities. We cannot be sure that our business will continue to generate cash flow at or above current levels. Future cash flows and the availability of financing will be subject to a number of variables, such as:

•	the level of production from existing wells;

•	prices of oil and natural gas;

•	our results in locating and producing new reserves;

•	the success and timing of development of proved undeveloped reserves; and

•	general economic, financial, competitive, legislative, regulatory and other factors beyond our control.

      If we are unable to generate sufficient cash flow from operations to service our debt, we may have to obtain additional financing through the issuance of debt and/or equity. We cannot be sure that any additional financing will be available to us on acceptable terms. Issuing equity securities to satisfy our financing requirements could cause substantial dilution to our existing stockholders. The level of our debt financing could also materially affect our operations.
      If our revenues were to decrease due to lower oil and natural gas prices, decreased production or other reasons, and if we could not obtain capital through our revolving credit facility or otherwise, our ability to execute our development and acquisition plans, replace our reserves or maintain production levels could be greatly limited.

Drilling wells is speculative, often involves significant costs and may not result in additions to our production or reserves.
      Developing and exploring for oil and natural gas reserves involves a high degree of operating and financial risk. The actual costs of drilling, completing and operating wells often exceed our budget for such costs and can increase significantly when drilling costs rise due to a tightening in the supply of various types of oilfield equipment and related services. Drilling may be unsuccessful for many reasons, including title problems, weather, cost overruns, equipment shortages, mechanical difficulties, and faulty assumptions about geological features. Moreover, the drilling of a productive oil or natural gas well does not ensure a profitable investment. Exploratory wells bear a much greater risk of loss than development wells. A variety of factors, including geological and market-related, can cause a well to become uneconomical or only marginally economic. In addition to their cost, unsuccessful wells can hurt our efforts to replace reserves.

Estimates of oil and natural gas reserves are uncertain and any material inaccuracies in these reserve estimates will materially affect the quantities and the value of our reserves.
      This prospectus and the information incorporated by reference contains estimates of our proved oil and natural gas reserves and the estimated future net revenues from such reserves. These estimates are based upon various assumptions, including assumptions required by the SEC relating to oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and natural gas reserves is complex. This process requires significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir.
      Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will vary from those estimated. Any significant variance could materially affect the estimated quantities and the value of our reserves. Our properties may also be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control.
      At December 31, 2004, approximately 22% of our estimated proved reserves were undeveloped. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. The reserve data assumes that we will make significant capital expenditures to develop our reserves. Although we have prepared estimates of these oil and natural gas reserves and the costs associated with development of these reserves in accordance with SEC regulations, we cannot assure you that the estimated costs or estimated reserves are accurate, that development will occur as scheduled or that the actual results will be as estimated.
      In addition, you should not construe our estimate of discounted future net revenues as the current market value of the estimated oil and natural gas reserves attributable to our properties. We have based the estimated discounted future net cash flows from proved reserves on prices and costs as of the date of the estimate, in accordance with applicable SEC regulations, whereas actual future prices and costs may be materially higher or lower. Many factors will affect actual future net cash flow, including:

•	prices of oil and natural gas;

•	the amount and timing of actual production;

•	the cost, timing and success in developing proved undeveloped reserves;

•	supply and demand for oil and natural gas;

•	curtailments or increases in consumption by oil and natural gas purchasers; and

•	changes in governmental regulations or taxation.
      The timing of the production of oil and natural gas properties and of the related expenses affect the timing of actual future net cash flow from proved reserves and, thus, their actual value. In addition, the 10% discount factor, which is used to calculate discounted future net revenues for reporting purposes, is not necessarily the most appropriate discount factor given actual interest rates and risks to which our business or the oil and natural gas industry in general are subject.

We depend on the skill, ability and decisions of third party operators to a significant extent.
      We operate approximately 60% of our estimated proved reserves. The success of the drilling, development and production of the oil and natural gas properties in which we have or expect to have a non-operating working interest is substantially dependent upon the decisions of such third-party operators and their diligence to comply with various laws, rules and regulations affecting such properties. The failure of any third-party operator to

•	make decisions,

•	perform their services,

•	discharge their obligations,

•	deal with regulatory agencies, and

•	comply with laws, rules and regulations, including environmental laws and regulations in a proper manner with respect to properties in which we have an interest could result in material adverse consequences to our interest in such properties, including substantial penalties and compliance costs. Such adverse consequences could result in substantial liabilities to us or reduce the value of our properties, which could negatively affect our results of operations.

We depend substantially on the continued presence of key personnel for critical management decisions and industry contacts.
      Our management team changed significantly with PHAWK’s investment in May 2004. We have six new directors, all new management, and many new technical personnel. Our future performance will be substantially dependent on retaining key members of this group. The loss of the services of any of our executive officers or other key employees for any reason could have a material adverse effect on our business, operating results, financial condition and cash flows. We currently do not have employment agreements with any of our employees.

Our business is highly competitive.
      The oil and natural gas industry is highly competitive in many respects, including identification of attractive oil and natural gas properties for acquisition, drilling and development, securing financing for such activities and obtaining the necessary equipment and personnel to conduct such operations and activities. In seeking suitable opportunities, we compete with a number of other companies, including large oil and natural gas companies and other independent operators with greater financial resources, larger numbers of personnel and facilities, and, in some cases, with more expertise. There can be no assurance that we will be able to compete effectively with these entities.

Hedging transactions may limit our potential gains.
      In order to manage our exposure to price risks in the marketing of our oil and natural gas production, from time to time we enter into oil and natural gas price hedging arrangements with respect to a portion of our expected production. While intended to reduce the effects of volatile oil and natural gas prices, such transactions may limit our potential gains and increase our potential losses if oil and natural gas prices were to rise substantially over the price established by the hedge. In addition, such transactions may expose us to the risk of loss in certain circumstances, including instances in which:

•	our production is less than expected;

•	there is a widening of price differentials between delivery points for our production and the delivery point assumed in the hedge arrangement; or

•	the counterparties to our hedging agreements fail to perform under the contracts.

Our oil and natural gas activities are subject to various risks which are beyond our control.
      Our operations are subject to many risks and hazards incident to exploring and drilling for, producing, transporting, marketing and selling oil and natural gas. Although we may take precautionary measures, many of these risks and hazards are beyond our control and unavoidable under the circumstances. Many of these risks or hazards could materially and adversely affect our revenues and expenses, the ability of certain of our wells to produce oil and natural gas in commercial quantities, the rate of production and the economics of the development of, and our investment in the prospects in which we have or will acquire an interest. Any of these risks and hazards could materially and adversely affect our financial condition, results of operations and cash flows. Such risks and hazards include:

•	human error, accidents, labor force and other factors beyond our control that may cause personal injuries or death to persons and destruction or damage to equipment and facilities;

•	blowouts, fires, hurricanes, pollution and equipment failures that may result in damage to or destruction of wells, producing formations, production facilities and equipment;

•	unavailability of materials and equipment;

•	engineering and construction delays;

•	unanticipated transportation costs and delays;

•	unfavorable weather conditions;

•	hazards resulting from unusual or unexpected geological or environmental conditions;

•	environmental regulations and requirements;

•	accidental leakage of toxic or hazardous materials, such as petroleum liquids or drilling fluids, into the environment;

•	changes in laws and regulations, including laws and regulations applicable to oil and gas activities or markets for the oil and natural gas produced;

•	fluctuations in supply and demand for oil and gas causing variations of the prices we receive for our oil and natural gas production; and

•	the internal and political decisions of OPEC and oil and natural gas producing nations and their impact upon oil and gas prices.

      As a result of these risks, expenditures, quantities and rates of production, revenues and cash operating costs may be materially adversely affected and may differ materially from those anticipated by us.

Governmental and environmental regulations could adversely affect our business.
      Our business is subject to federal, state and local laws and regulations on taxation, the exploration for and development, production and marketing of oil and natural gas and safety matters. Many laws and regulations require drilling permits and govern the spacing of wells, rates of production, prevention of waste, unitization and pooling of properties and other matters. These laws and regulations have increased the costs of planning, designing, drilling, installing, operating and abandoning our oil and natural gas wells and other facilities. In addition, these laws and regulations, and any others that are passed by the jurisdictions where we have production, could limit the total number of wells drilled or the allowable production from successful wells, which could limit our revenues.
      Our operations are also subject to complex environmental laws and regulations adopted by the various jurisdictions in which we have or expect to have oil and natural gas operations. We could incur liability to governments or third parties for any unlawful discharge of oil, natural gas or other pollutants into the air, soil or water, including responsibility for remedial costs. We could potentially discharge these materials into the environment in any of the following ways:

•	from a well or drilling equipment at a drill site;

•	from gathering systems, pipelines, transportation facilities and storage tanks;

•	damage to oil and natural gas wells resulting from accidents during normal operations; and

•	blowouts, hurricanes, cratering and explosions.
      Because the requirements imposed by laws and regulations are frequently changed, we cannot assure you that laws and regulations enacted in the future, including changes to existing laws and regulations, will not adversely affect our business. In addition, because we acquire interests in properties that have been operated in the past by others, we may be liable for environmental damage caused by the former operators.

We cannot be certain that the insurance coverage maintained by us will be adequate to cover all losses which may be sustained in connection with all oil and gas activities.
      We maintain general and excess liability policies, which we consider to be reasonable and consistent with industry standards. These policies generally cover:

•	personal injury;

•	bodily injury;

•	third party property damage;

•	medical expenses;

•	legal defense costs;

•	pollution in some cases;

•	well blowouts in some cases; and

•	workers compensation.
      There can be no assurance that this insurance coverage will be sufficient to cover every claim made against us in the future. A loss in connection with our oil and natural gas properties could have a materially adverse effect on our financial position and results of operation to the extent that the insurance coverage provided under our policies cover only a portion of any such loss.

Title to the properties in which we have an interest may be impaired by title defects.
      We generally obtain title opinions on significant properties that we drill or acquire. However, there is no assurance that we will not suffer a monetary loss from title defects or failure. Generally, under the terms of the operating agreements affecting our properties, any monetary loss is to be borne by all parties to any such agreement in proportion to their interests in such property. If there are any title defects or defects in assignment of leasehold rights in properties in which we hold an interest, we will suffer a financial loss.

We may not successfully integrate the operations of the properties we acquire or achieve the benefits we are seeking from acquisitions.
      We have grown primarily through acquisitions. Our success will partially depend upon the integration of the operations of the businesses we acquire and our ability to retain and timely employ personnel necessary to augment our staff in a competitive environment. Our management team does not have experience with the combined activities of Petrohawk, Wynn-Crosby, acquired in 2004, Proton, and Mission. We may not be able to integrate these operations without loss of revenues, increases in operating or other costs, or other difficulties. In addition, we may not be able to realize the operating efficiencies and other benefits sought from the acquisitions we have consummated or intend to consummate as of the date of this prospectus or from other acquisitions we may pursue in the future.
Risks Relating to Common Stock

We have not paid, and do not anticipate paying, any dividends on our common stock in the foreseeable future.
      We have never paid any cash dividends on our common stock. We do not expect to declare or pay any cash or other dividends in the foreseeable future on our common stock. Holders of our 8% cumulative convertible preferred stock are entitled to receive cumulative dividends at the annual rate of $0.74 per share when and as declared by our board of directors. No dividends may be paid on our common stock unless all cumulative dividends due on all of our 8% cumulative convertible preferred stock have been declared and paid. Our existing revolving credit facility restricts our ability to pay cash dividends on our preferred stock and common stock, other than on our 8% cumulative convertible preferred stock, and we may also enter into credit agreements or other borrowing arrangements in the future that restrict our ability to declare cash dividends on our preferred stock and common stock.

The trading price of our common stock may be volatile.
      The trading price of our shares of common stock has from time to time fluctuated widely and in the future may be subject to similar fluctuations. The trading price may be affected by a number of factors including the risk factors set forth herein as well as our operating results, financial condition, drilling activities and general conditions in the oil and natural gas exploration and development industry, the economy, the securities markets and other events. In recent years broad stock market indices, in general, and smaller capitalization companies, in particular, have experienced substantial price fluctuations. In a volatile market, we may experience wide fluctuations in the market price of our common stock. These fluctuations may have an extremely negative effect on the market price of our common stock.

Provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock.
      The existence of some provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock. The provisions in our certificate of incorporation and bylaws that could delay or prevent an unsolicited change in control of our company include a staggered board of directors, board authority to issue preferred stock, and advance notice provisions for director nominations or business to be considered at a stockholder meeting. In addition, Delaware law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock.
USE OF PROCEEDS
      This prospectus relates to the offer and sale from time to time of up to an aggregate of 1,830,000 shares of common stock for the account of the selling stockholders referred to in this prospectus. We will not receive any of the proceeds from the sale of any shares of common stock by the selling stockholders. Please read “Selling Stockholders” for a list of the persons receiving proceeds from the sale of the common stock covered by this prospectus.
DESCRIPTION OF PETROHAWK CAPITAL STOCK
      Set forth below is a description of the material terms of our capital stock. However, this description is not complete and is qualified by reference to our certificate of incorporation (including our certificates of designation) and bylaws. Copies of our certificate of incorporation (including our certificates of designation) and bylaws are have been filed with the SEC and are incorporated by reference into this registration statement. Please read “Where You Can Find More Information.” You should also be aware that the summary below does not give full effect to the provisions of statutory or common law which may affect your rights as a stockholder.
Authorized Capital Stock
      Our authorized capital stock consists of 75 million shares of common stock, par value of $0.001 per share, and 5 million shares of preferred stock, par value $0.001 per share, 1.5 million shares of which have been designated 8% cumulative convertible preferred stock. As of June 30, 2005, we had approximately 48.9 million shares of common stock and 598,271 shares of 8% cumulative convertible preferred stock outstanding.
      Selected provisions of our organizational documents are summarized below, however, you should read the organizational documents, which are filed as exhibits to our periodic filings with the SEC and incorporate herein by reference, for other provisions that may be important to you. In addition, you should be aware that the summary below does not give full effect to the terms of the provisions of statutory or common law which may affect your rights as a stockholder.
Common Stock
      Voting rights. Each share of common stock is entitled to one vote in the election of directors and on all other matters submitted to a vote of stockholders. Stockholders do not have the right to cumulate their votes in the election of directors.
      Dividends, distributions and stock splits. Holders of common stock are entitled to receive dividends if, as and when such dividends are declared by the board of directors out of assets legally available therefore after payment of dividends required to be paid on shares of preferred stock, if any. Our existing credit facilities restrict our ability to pay cash dividends.
      Liquidation. In the event of any dissolution, liquidation, or winding up of our affairs, whether voluntary or involuntary, after payment of debts and other liabilities and making provision for any holders of its preferred stock who have a liquidation preference, our remaining assets will be distributed ratably among the holders of common stock.
      Fully paid. All shares of common stock outstanding are fully paid and nonassessable.
      Other rights. Holders of common stock have no redemption or conversion rights and no preemptive or other rights to subscribe for our securities.

Preferred Stock
      Our board of directors has the authority to issue up to 5 million shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of that series, which may be superior to those of the common stock, without further vote or action by the stockholders. One of the effects of undesignated preferred stock may be to enable our board of directors to render more difficult or to discourage an attempt to obtain control of Petrohawk by means of a tender offer, proxy contest, merger or otherwise, and as a result to protect the continuity of our management. The issuance of shares of the preferred stock by the board of directors as described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by Petrohawk may rank superior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock.
8% cumulative convertible preferred stock
      Our 8% cumulative convertible preferred stock entitles holders of such shares to the right to receive quarterly dividends of 8% per annum. The following discussion summarizes some, but not all, of the provisions of the certificate of designation governing the 8% cumulative convertible preferred stock. We urge you to read the certificate of designation, because it, and not this description, defines the rights of holders of the 8% cumulative convertible preferred stock. A copy of the certificate of designation governing the 8% cumulative convertible preferred stock is filed as Exhibit 3.1 to our Form 8-K filed with the SEC on July 3, 2001 and is incorporated by referenced in this prospectus.
      Ranking. The 8% cumulative convertible preferred stock ranks senior to the common stock and any other series of our stock with respect to dividend rights and rights upon liquidation, dissolution or winding up.
      Dividend Rights. Each holder of the 8% cumulative convertible preferred stock is entitled to receive cumulative dividends at an annual rate of 8% of the liquidation value per share of 8% cumulative convertible preferred stock, or $0.74 per year. The dividends are cumulative from the original issue date of the 8% cumulative convertible preferred stock, whether or not in any period we were legally permitted to pay such dividends or such dividends were declared. Dividends are payable quarterly, within 15 days of the end of the calendar quarters ending March 31, June 30, September 30 and December 31 of each year.
      We may not declare or pay any dividend or other distribution to holders of common stock, Series B preferred stock, or any other class or series of our stock, unless all accrued and unpaid dividends on the 8% cumulative convertible preferred stock have been paid or declared and set apart for payment.
      Liquidation Rights. Upon any liquidation, dissolution or winding up, no distribution will be made to any holders of common stock or any other series of our stock, unless the holders of our 8% cumulative convertible preferred stock have received an amount equal to $9.25 per share, plus any accrued but unpaid dividends and cumulated dividends, an amount we refer to as the liquidation preference. The following transactions will not be deemed to be a liquidation, dissolution or winding up for purposes of determining the rights of holders of the 8% cumulative convertible preferred stock (so long as the holders of 8% cumulative convertible preferred stock have essentially equivalent rights following any such transaction, as determined by our board of directors in the reasonable exercise of its discretion):

•	our consolidation or merger with or into any other corporation or corporations,

•	a sale of all or substantially all of our assets, or

•	a series of related transactions in which more than 50% of our voting power is disposed of.

      Any other reorganization, consolidation, merger or sale will be deemed to be a liquidation and entitle the holders of the 8% cumulative convertible preferred stock to a liquidation preference.
      Conversion. The 8% cumulative convertible preferred stock is convertible into common stock at the option of a holder at any time. In addition, the 8% cumulative convertible preferred stock automatically converts into common stock effective on the first trading day after the reported high selling price for our common stock is at least 150% of the initial liquidation price, or $13.875 per share, for any 10 trading days. The 8% cumulative convertible preferred stock is convertible at a rate of one-half share of common stock for each share of 8% cumulative convertible preferred stock converted. The conversion rate is subject to adjustment in certain circumstances, including stock splits or combinations of our common stock.
      The holder of any shares of 8% cumulative convertible preferred stock may exercise the conversion right by surrendering to us or the transfer agent the certificate or certificates for the shares to be converted, though in the case of an optional conversion, the holder must first give us notice that such holder elects to convert. We will deliver to such holder the certificate or certificates for the number of shares of our common stock to which the holder is entitled. In the case of an optional conversion, conversion will be deemed to have been effected immediately prior to the close of business on the day we receive notice of conversion; otherwise, conversion will be deemed to have occurred at the close of business on the day the automatic conversion occurs.
      No fractional shares of common stock will be issued upon conversion of shares of 8% cumulative convertible preferred stock. All shares, including fractional shares, of common stock issuable to a holder of 8% cumulative convertible preferred stock will be aggregated. If after such aggregation, the conversion would result in the issuance of a fractional share of our common stock, the fraction will be rounded up or down to the nearest whole number of shares.
      Upon any reorganization or reclassification of our capital stock or any consolidation or merger of us with or into another company or any sale of all or substantially all of our assets to another company, and if such transaction is not treated as a liquidation, dissolution or winding up, we or such successor entity, as the case may be, will make appropriate provision so that each share of 8% cumulative convertible preferred stock then outstanding will be convertible into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale, reclassification, change or conveyance by a holder of the number of shares of common stock into which such share of 8% cumulative convertible preferred stock might have been converted immediately before such transaction, subject to such adjustment which will be as nearly equivalent as may be practicable to the adjustments described above. These provisions will similarly apply to successive consolidations, mergers, conveyances or transfers.
      Redemption. We have the unilateral right to redeem all or any of the outstanding 8% cumulative convertible preferred stock from the date of issuance; however, we must pay a premium for any shares of 8% cumulative convertible preferred stock redeemed on or before June 2006. The holders of the 8% cumulative convertible preferred stock will be entitled to a liquidation preference equal to the stated value of the 8% cumulative convertible preferred stock plus any unpaid and accrued dividends through the date of any liquidation or dissolution. At December 31, 2004, the liquidation preference was approximately $5.5 million.
      We may purchase shares of 8% cumulative convertible preferred stock from the holders of such shares on such terms as may be agreeable among the holders and us, so long as we are not in default of our obligations to holders of 8% cumulative convertible preferred stock, and any such purchase does not adversely affect other holders of outstanding 8% cumulative convertible preferred stock.
      Consent Rights and Voting Rights. We must receive the approval of the holders of a majority of the 8% cumulative convertible preferred stock to undertake any of the following:

•	modify our certificate of incorporation or bylaws so as to amend or change any of the rights, preferences or privileges of, or applicable to, the 8% cumulative convertible preferred stock;

•	authorize or issue any other preferred equity security senior to any of the rights or preferences applicable to the 8% cumulative convertible preferred stock; or

•	purchase or otherwise acquire for value any of our common stock or other equity security while there exists any arrearages in the payment of dividends to the holders of the 8% cumulative convertible preferred stock.
      The holders of our 8% cumulative convertible preferred stock may vote with the holders of our common stock on all matters presented to the stockholders for a vote. Each holder of our 8% cumulative convertible preferred stock is entitled to a number of votes on any matter equal to the whole number of shares of our common stock into which one share of our 8% cumulative convertible preferred stock is convertible as of the record date for any vote by our stockholders.
Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions
      Our certificate of incorporation, bylaws and the DGCL contain certain provisions that could discourage potential takeover attempts and make it more difficult for stockholders to change management or receive a premium for their shares.
      Delaware law. We are subject to Section 203 of the DGCL, an anti-takeover law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. A “business combination” includes a merger, sale of 10% or more of our assets and certain other transactions resulting in a financial benefit to the stockholder. For purposes of Section 203, an “interested stockholder” is defined to include any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;

•	an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock outstanding of the corporation, at any time within three years immediately prior to the relevant date; and

•	an affiliate or associate of the persons described in the foregoing bullet points.
However, the above provisions of Section 203 do not apply if:

•	the board of directors approves the transaction that made the stockholder an interested stockholder prior to the date of that transaction;

•	after completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our officers and directors; or

•	on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.
      Stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect for the corporation not to be governed by Section 203, effective 12 months after adoption. Neither our certificate of incorporation nor our bylaws exempt us from the restrictions imposed under Section 203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board.
      Charter and bylaw provisions. Delaware law permits any Delaware corporation to classify its board of directors into as many as three (3) classes as equally as possible with staggered terms of office. After initial implementation of a classified board, one class will be elected at each annual meeting of the stockholders to serve for a term of one, two or three years (depending upon the number of classes into which directors are classified) or until their successors are elected and take office. Our certificate of incorporation and bylaws provide for a classified board of directors by dividing the board into three

(3) classes, with no class having more than one director more than any other class. The stockholders of a Delaware corporation with a classified board of directors may remove a director only “for cause” unless the company’s certificate of incorporation provides otherwise. Our bylaws restrict the removal of a director except “for cause.”
Transfer Agent and Registrar
      The transfer agent and registrar for our common and preferred stock is American Stock Transfer and Trust Company, Inc. Its phone number is (800) 937-5449.
SELLING STOCKHOLDERS
      The shares of our common stock covered by this prospectus are being offered by the selling stockholders listed in the table below. This prospectus will not cover subsequent sales of common stock purchased from a selling stockholder named in this prospectus.
      No offer or sale under this prospectus may be made by a stockholder unless that holder is listed in the table below, in a supplement to this prospectus or in an amendment to the related registration statement that has become effective. We will supplement or amend this prospectus to include additional selling stockholders upon request and upon provision of all required information to us, subject to the terms of registration rights agreements between us and the selling stockholders.
      The following table sets forth the name of each selling stockholder, the nature of any position, office, or other material relationship which the selling stockholder has had, within the past three years, with us or with any of our predecessors or affiliates, the amount of shares of our common stock beneficially owned by such stockholder prior to the offering, the amount being offered for the stockholder’s account and the amount to be owned by such stockholders after completion of the offering.
      We prepared the table based on information supplied to us by the selling stockholders. We have not sought to verify such information. Additionally, the selling stockholders may have sold or transferred some or all of their shares of our common stock in transactions exempt from the registration requirements of the Securities Act since the date on which the information in the table was provided to us. Other information about the selling stockholders may also change over time.

	Number of Shares	Number of Shares	Number of Shares		Percentage of Shares
	of Common Stock	of Common Stock	of Common Stock		of Common Stock
	Beneficially	Being	Beneficially Owned		Beneficially Owned
	Owned Prior to	Offered	After Completion		After Completion of
Name	the Offering(1)	Hereby(2)	of the Offering(1)		the Offering(1)

GLG North American Opportunity Fund(3)	760,000	580,000	0	(3)	*
North Sound Legacy Fund LLC(4)	66,000	20,000	0	(4)	*
North Sound Legacy Institutional Fund LLC(4)	904,000	260,000	0	(4)	*
North Sound Legacy International Ltd.(4)	2,330,000	720,000	0	(4)	*
Provident Premier Master Fund Ltd.(5)	250,000	250,000	0		*

*	Less than 1%.

(1)	Ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.

(2)	The shares of common stock being offered hereby and being registered pursuant to registration rights agreements between us and the selling stockholders were acquired by the selling stockholders from PHAWK, LLC, an affiliate of ours, in privately negotiated transactions.

(3)	Noam Gottesman has voting and investment control over the shares held by GLG North American Opportunity Fund. GLG North American Opportunity Fund has previously registered all of its other shares of Petrohawk common stock that it beneficially owns under Petrohawk’s registration statement on Form S-3 (Reg. No. 333-120881), as amended.

(4)	The ultimate managing member of North Sound Capital LLC is Thomas McAuley. North Sound Capital LLC may be deemed the beneficial owner of the shares in its capacity as the managing member of North Sound Legacy Fund LLC and North Sound Legacy Institutional Fund and the investment advisor of North Sound Legacy International Ltd (collectively, the “Funds”), which are the selling stockholders. As the managing member or investment advisor, respectively, of the Funds, North Sound Capital LLC and Mr. McAuley have voting and investment control with respect to the shares held by the Funds. Each of the Funds has previously registered all of its other shares of Petrohawk common stock that each Fund beneficially owns under Petrohawk’s registration statement on Form S-3 (Reg. No. 333-120881), as amended.

(5)	Irvin Kessler has voting and investment authority of the shares held by Provident Premier Master Fund Ltd.
PLAN OF DISTRIBUTION
      Our common stock is being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the common stock covered by this prospectus. We will not receive any of the proceeds from the offering of the common stock by the selling stockholders.
      We have been advised by the selling stockholders that the selling stockholders may sell all or a portion of the common stock beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The selling stockholders may also make private sales directly or through a broker or brokers. Alternatively, the selling stockholders may from time to time offer the common stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling stockholders and the purchasers of the common stock for whom they may act as agent. The aggregate proceeds to the selling stockholders from the sale of the common stock will be the purchase price of such common stock less discounts and commissions, if any.
      The common stock may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the holders of such securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection therewith.
      These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.
      In connection with sales of our common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or others, which may in turn engage in short sales of our common stock in the course of hedging the positions they assume. The selling stockholders may also sell our common stock short and deliver our common stock to close out short positions, or loan or pledge our common stock to broker-dealers or others that in turn may sell such securities. The selling stockholders may pledge or grant a security interest in some or all of our common stock owned by them and if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the common stock from time to time pursuant to this prospectus. The selling stockholders also may transfer and donate or shares of our common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling stockholders for purposes of the prospectus. The selling stockholders may sell short our common stock and may deliver this prospectus in connection with such short sales and use the shares of our common stock covered by the prospectus to cover such short sales. In addition, any shares of our common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or any other available exemption from registration under the Securities Act may be sold under Rule 144 or such other available exemption.
      At the time a particular offering of shares of our common stock covered by this prospectus is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate number of shares of our common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers.
      Our outstanding common stock is quoted on the Nasdaq National Market under the symbol “HAWK.”
      Selling stockholders and any underwriters, dealers, brokers or agents who participate in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act and any profits on the sale of the common stock by them and any discounts, commissioners or concessions received by any such underwriters, dealers, brokers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.
      The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M which may limit the timing of purchases and sales of the common stock by the selling stockholders and any other such person. Furthermore, Regulation M under the Exchange Act may restrict the ability of any person engaged in a distribution of the common stock being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.
      We will use our reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earliest of (a) nine months following the effective date of the registration statement to which this prospectus is a part of, (b) the sale pursuant to the shelf registration statement of all the shares of common stock covered by this prospectus, (c) the expiration of the holding period applicable to such securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision, subject to certain permitted exceptions, and (d) the date all common stock covered by this prospectus cease to be outstanding.
LEGAL MATTERS
      The validity of the issuance of the common stock covered by this prospectus has been passed upon for us by Thompson & Knight LLP, Houston, Texas.
EXPERTS
      The consolidated financial statements of Petrohawk Energy Corporation and Subsidiaries as of December 31, 2004 and for the year then ended incorporated in this prospectus by reference from Petrohawk Energy Corporation’s Annual Report on Form 10-K for the year ended December 31, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
      The consolidated financial statements of Mission Resources Corporation as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing. The audit reports incorporated by reference herein contain an explanatory paragraph regarding Mission’s adoption of Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations” effective January 1, 2003 and SFAS No. 142, “Goodwill and Other Intangible Assets” effective January 1, 2002.
      The consolidated financial statements of Petrohawk Energy Corporation at December 31, 2003 and for the year then ended, appearing in Petrohawk Energy Corporation’s Annual Report (Form 10-K/A) for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
      The consolidated financial statements of Petrohawk Energy Corporation, incorporated in this prospectus by reference to the annual report on Form 10-K, as amended, of Petrohawk Energy Corporation as of December 31, 2002 and for the year ended December 31, 2002, have been so incorporated in reliance on the report of Hein & Associates LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The combined financial statements of Wynn-Crosby Energy, Inc. and its Affiliated Partnerships as of December 31, 2003, and for each of the years in the three-year period ended December 31, 2003, have been incorporated in this prospectus in reliance upon the report of KPMG LLP, an independent registered public accounting firm, incorporated by reference in this prospectus, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2003 combined financial statements refers to a change in the method of accounting for abandonment obligations in accordance with Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations” as of January 1, 2003, and a change in the method of accounting for derivative instruments in accordance with Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” as of January 1, 2001.
      Certain estimates of proved oil and gas reserves for both Petrohawk Energy Corporation and Mission Resources Corporation referred to and incorporated by reference herein were based in part upon engineering reports prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineers. These estimates are included and incorporated herein in reliance on the authority of each such firm as experts in such matters.
WHERE YOU CAN FIND MORE INFORMATION
      Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference rooms located at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. In addition, through our website, www.petrohawk.com, you can access electronic copies of documents we file with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and any amendments to those reports. Information on our website is not incorporated by reference in this prospectus. Access to those electronic filings is available as soon as practical after filing with the SEC. You may also request a copy of those filings, excluding exhibits, at no cost by writing, emailing or telephoning our principal executive office, which is:

Petrohawk Energy Corporation
Attn: Investor Relations
1100 Louisiana, Suite 4400
Houston, Texas 77002
Phone (832) 204-2700
investors@petrohawk.com

The following documents we filed with the SEC pursuant to the Exchange Act are incorporated herein by reference:

•	our annual report on Form 10-K, for the fiscal year ended December 31, 2004;

•	our quarterly report on Form 10-Q, for the quarter ended March 31, 2005;

•	our current report on Form 8-K/ A filed on December 1, 2004;

•	our current reports on Form 8-K filed on January 6, 2005, January 21, 2005, February 10, 2005, February 22, 2005, March 3, 2005, two reports filed on April 4, 2005, April 18, 2005, two reports filed on May 12, 2005, and July 5, 2005 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Reports on Form 8-K); and

•	the description of our common stock set forth in our registration statements filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.
In addition, we are incorporating the following herein by reference:

•	Mission’s consolidated financial statements as of December 31, 2003 and 2004 and related notes, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 contained in Mission’s Annual Report on Form 10-K/ A for the period ended December 31, 2004 (File No. 000-09498).
      All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any current report on Form 8-K) subsequent to the date of this filing and prior to the termination of this offering shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
FORWARD-LOOKING STATEMENTS
      Included and incorporated by reference in this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in or incorporated by reference into this prospectus that address activities, events or developments that we expect or anticipate will or may occur in the future are forward-looking statements. The words “should,” “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “predict,” “plan” and similar expressions are also intended to identify forward-looking statements.
      These forward-looking statements include, but are not limited to, statements regarding:

•	estimates of proved reserve quantities and net present values of those reserves;

•	estimates of probable and possible reserve quantities;

•	reserve potential;

•	business strategy;

•	estimates of future commodity prices;

•	amounts and types of capital expenditures and operating expenses;

•	expansion and growth of our business and operations;

•	expansion and development trends of the oil and natural gas industry;

•	production of oil and natural gas reserves;

•	exploration prospects;

•	wells to be drilled, and drilling results;

•	operating results and working capital; and

•	future methods and types of financing.
      Such forward-looking statements involve assumptions and are subject to known and unknown risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied by such forward-looking statements. Although we believe that the assumptions reflected in such forward-looking statements are reasonable, we can give no assurance that such assumptions will prove to have been correct. You should read the section entitled “Risk Factors” for a discussion of some of the factors that may affect these assumptions. Forward-looking statements speak only as of the date they are made and we undertake no obligation to update them.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution
      The expenses of this offering (all of which are to be paid by the registrant) are estimated to be as follows:

Securities and Exchange Commission registration fee	$1,889
Legal fees and expenses	25,000
Accounting fees and expenses	25,000
Engineering fees and expenses	5,000
Printing expenses	25,000
Miscellaneous	25,000

TOTAL	$106,889

Item 15.	Indemnification Of Officers And Directors
      Our certificate of incorporation contains certain provisions permitted under the Delaware General Corporation Law (“DGCL”) relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except that a director will be personally liable:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL relating to unlawful stock repurchases or dividends; and

•	for any transaction from which the director derives an improper personal benefit.
      These provisions do not limit or eliminate our rights or those of any stockholder to seek nonmonetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws.
      Our certificate of incorporation and bylaws also provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law and also provide that we must advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions.
      Section 145 of the DGCL, inter alia, authorizes a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, because such person is or was a director, officer, employee or agent of the corporation or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses, including attorneys’ fees, actually and reasonably incurred in defense or settlement of any such pending, completed or threatened action or suit by or in the right of the corporation if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that, unless a court of competent jurisdiction otherwise provides, such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct.
      Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him. We maintain policies insuring our and our subsidiaries’ officers and directors against specified liabilities for actions taken in such capacities, including liabilities under the Securities Act of 1933.
      We have entered into separate indemnification agreements with our directors and officers that may, in some cases, be broader than the specific indemnification provisions contained in our certificate of incorporation, bylaws or the DGCL. The indemnification agreements may require us, among other things, to indemnify our officers and directors against certain liabilities, other than liabilities arising from willful misconduct, that may arise by reason of their status or service as directors or officers. We believe that these indemnification arrangements are necessary to attract and retain qualified individuals to serve as directors and officers.

Item 16.	Exhibits And Financial Statement Schedules
      (a) Exhibits.
      The following exhibits are filed herewith pursuant to the requirements of Item 601 of Regulation S-K:

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of April 3, 2005 by and among Petrohawk Energy Corporation, Petrohawk Acquisition Corporation and Mission Resources Corporation, incorporated by reference to Exhibit 3.1 to the Form 8-K that the Company filed on April 4, 2005.
4.1	Certificate of Incorporation for Petrohawk Energy Corporation, incorporated by reference to Exhibit 3.1 to the Form S-8 that the Company filed on July 29, 2004.
4.2	Certificate of Amendment to Certificate of Incorporation for Petrohawk Energy Corporation, incorporated by reference to Exhibit 3.1 to the Company’s Current report on Form 8-K filed on November 24, 2004.
4.3	Amended and Restated Bylaws of Petrohawk Energy Corporation, incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, filed November 15, 2004.
4.4	Form of Warrant Agreement covering warrants issued to employees as employment inducements, incorporated by reference to Exhibit 4.1 of Beta’s Annual Report for the year ended December 31, 2003 Form 10-K filed on March 26, 2004.
4.5	Warrant Agreement between Beta and Brookstreet Securities dated July 30, 1999, incorporated by reference to Exhibit 4.1 of Beta’s Annual Report for the year ended December 31, 2003 Form 10-K filed on March 26, 2004.
4.6	Form of Warrant Agreement with suppliers, service providers, and other third parties, incorporated by reference to Exhibit 4.1 of Beta’s Annual Report for the year ended December 31, 2003 Form 10-K filed on March 26, 2004.
4.7	Warrant Agreement between Beta and its preferred shareholders, including Warrant Certificates A and B, incorporated by reference to Exhibit 4.1 of Beta’s Form 8-K filed on July 3, 2001.
4.8	Certificate of Designation of Beta Oil & Gas, Inc.’s 8% Cumulative Convertible Preferred Stock, incorporated by reference to Exhibit 3.1 of Beta’s Form 8-K filed on July 3, 2001.

Exhibit No.		Description

4.9		Registration Rights Agreement, dated November 23, 2004, between Registrant and Friedman, Billings, Ramsey & Co., Inc., for the benefit of the holders of series B preferred stock, incorporated by reference to Exhibit 10.5 of Registrant’s Form 8-K filed on November 24, 2004.
4.10		Registration Rights Agreement, dated May 25, 2004, between Registrant and PHAWK LLC, incorporated by reference to Exhibit 4.11 of Registrant’s Form S-3 filed on December 1, 2004.
4.11		Registration Rights Agreement dated April 1, 2005 among Petrohawk Energy Corporation and the parties set forth on Exhibit A (North Sound Legacy International Ltd., North Sound Legacy Institutional Fund, LLC, and North Sound Legacy Fund LLC) of the Registration Rights Agreement, incorporated by reference to Exhibit 4.6 of Registrant’s Form 10-Q filed on May 12, 2005.
4	.12*	Registration Rights Agreement dated April 1, 2005 among Petrohawk Energy Corporation and the parties set forth on Exhibit A (GLG North American Opportunity Fund) of the Registration Rights Agreement.
4	.13*	Registration Rights Agreement dated April 4, 2005 among Petrohawk Energy Corporation and the parties set forth on Exhibit A (Provident Premier Master Fund Ltd.) of the Registration Rights Agreement.
5.1		Opinion of Thompson & Knight LLP (previously filed)
23	.1*	Consent of Deloitte & Touche LLP
23	.2*	Consent of Ernst & Young, LLP
23	.3*	Consent of Hein & Associates LLP
23	.4*	Consent of KPMG LLP (filed on behalf of Petrohawk Energy Corporation)
23	.5*	Consent of KPMG LLP (filed on behalf of Mission Resources Corporation)
23	.6*	Consent of Netherland, Sewell & Associates, Inc. (filed on behalf of both Petrohawk and Mission)
23.7		Consent of Thompson & Knight LLP (included in Exhibit 5.1)
24		Power of Attorney (previously filed)

*	Filed herewith.
Item 17.     Undertakings
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
The registrant hereby undertakes:
      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; and

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
      (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrants annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on July 13, 2005.

PETROHAWK ENERGY CORPORATION

By:	/s/ FLOYD C. WILSON

Name: Floyd C. Wilson

Title:	President and Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature		Capacity	Date

* Floyd C. Wilson		Chairman of the Board, President, Chief Executive Officer (Principal Executive Officer)	July 13, 2005

* Shane M. Bayless		Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	July 13, 2005

* Tucker S. Bridwell		Director	July 13, 2005

* James L. Irish III		Director	July 13, 2005

* David B. Miller		Director	July 13, 2005

* D. Martin Phillips		Director	July 13, 2005

* Daniel A. Rioux		Director	July 13, 2005

* Robert C. Stone, Jr.		Director	July 13, 2005

*By:	/s/ FLOYD C. WILSON Floyd C. Wilson Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.		Description

2.1		Agreement and Plan of Merger, dated as of April 3, 2005 by and among Petrohawk Energy Corporation, Petrohawk Acquisition Corporation and Mission Resources Corporation, incorporated by reference to Exhibit 3.1 to the Form 8-K that the Company filed on April 4, 2005.
4.1		Certificate of Incorporation for Petrohawk Energy Corporation, incorporated by reference to Exhibit 3.1 to the Form S-8 that the Company filed on July 29, 2004.
4.2		Certificate of Amendment to Certificate of Incorporation for Petrohawk Energy Corporation, incorporated by reference to Exhibit 3.1 to the Company’s Current report on Form 8-K filed on November 24, 2004.
4.3		Amended and Restated Bylaws of Petrohawk Energy Corporation, incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, filed November 15, 2004.
4.4		Form of Warrant Agreement covering warrants issued to employees as employment inducements, incorporated by reference to Exhibit 4.1 of Beta’s Annual Report for the year ended December 31, 2003 Form 10-K filed on March 26, 2004.
4.5		Warrant Agreement between Beta and Brookstreet Securities dated July 30, 1999, incorporated by reference to Exhibit 4.1 of Beta’s Annual Report for the year ended December 31, 2003 Form 10-K filed on March 26, 2004.
4.6		Form of Warrant Agreement with suppliers, service providers, and other third parties, incorporated by reference to Exhibit 4.1 of Beta’s Annual Report for the year ended December 31, 2003 Form 10-K filed on March 26, 2004.
4.7		Warrant Agreement between Beta and its preferred shareholders, including Warrant Certificates A and B, incorporated by reference to Exhibit 4.1 of Beta’s Form 8-K filed on July 3, 2001.
4.8		Certificate of Designation of Beta Oil & Gas, Inc.’s 8% Cumulative Convertible Preferred Stock, incorporated by reference to Exhibit 3.1 of Beta’s Form 8-K filed on July 3, 2001.
4.9		Registration Rights Agreement, dated November 23, 2004, between Registrant and Friedman, Billings, Ramsey & Co., Inc., for the benefit of the holders of series B preferred stock, incorporated by reference to Exhibit 10.5 of Registrant’s Form 8-K filed on November 24, 2004.
4.10		Registration Rights Agreement, dated May 25, 2004, between Registrant and PHAWK LLC, incorporated by reference to Exhibit 4.11 of Registrant’s Form S-3 filed on December 1, 2004.
4.11		Registration Rights Agreement dated April 1, 2005 among Petrohawk Energy Corporation and the parties set forth on Exhibit A (North Sound Legacy International Ltd., North Sound Legacy Institutional Fund, LLC, and North Sound Legacy Fund LLC) of the Registration Rights Agreement, incorporated by reference to Exhibit 4.6 of Registrant’s Form 10-Q filed on May 12, 2005.
4	.12*	Registration Rights Agreement dated April 1, 2005 among Petrohawk Energy Corporation and the parties set forth on Exhibit A (GLG North American Opportunity Fund) of the Registration Rights Agreement.
4	.13*	Registration Rights Agreement dated April 4, 2005 among Petrohawk Energy Corporation and the parties set forth on Exhibit A (Provident Premier Master Fund Ltd.) of the Registration Rights Agreement.
5.1		Opinion of Thompson & Knight LLP (previously filed)
23	.1*	Consent of Deloitte & Touche LLP
23	.2*	Consent of Ernst & Young, LLP
23	.3*	Consent of Hein & Associates LLP
23	.4*	Consent of KPMG LLP (filed on behalf of Petrohawk Energy Corporation)
23	.5*	Consent of KPMG LLP (filed on behalf of Mission Resources Corporation)
23	.6*	Consent of Netherland, Sewell & Associates, Inc. (filed on behalf of both Petrohawk and Mission)
23.7		Consent of Thompson & Knight LLP (included in Exhibit 5.1)
24		Power of Attorney (previously filed)

*	Filed herewith.